Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated September 26, 2007

Registration Statement No. 333-142842

Targanta Therapeutics Corporation

Free Writing Prospectus Dated October 4, 2007

The information in this Issuer Free Writing Prospectus supplements, and should be read together with, the preliminary prospectus dated September 26, 2007 (the “Preliminary Prospectus”) of Targanta Therapeutics Corporation. The terms “Targanta,” “the Company,” “we,” “us” and “our” refer to Targanta Therapeutics Corporation and its subsidiaries.

Targanta is providing certain additional information, as set forth below, to the disclosure relating to stock-based compensation contained in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Preliminary Prospectus. In addition, as set forth below, the Company is providing certain additional information to the disclosure relating to the Company’s Phase 3 clinical trial results for oritavancin, which is discussed in the Preliminary Prospectus under “Business—Summary of Clinical Trials—Phase 3 Clinical Trial Results For Oritavancin.”

Stock-based compensation

On June 30, 2007, we had outstanding a total of 511,517 vested and 1,739,397 unvested options to purchase shares of our common stock at exercise prices ranging from $4.00 per share to $37.80 per share. The fair value of these outstanding vested and unvested options as of June 30, 2007 based on the estimated initial public offering price of $13.00 per share (and assuming for purposes of this calculation that all outstanding options had been granted on June 30, 2007) was $5,406,231 and $18,471,957, respectively.

Additional Information Relating to Phase 3 Clinical Trial Results for Oritavancin

The efficacy of oritavancin in subjects with complicated skin and skin structure infections (cSSSI) was evaluated in two separate randomized, double-blind, controlled Phase 3 studies, called ARRD (completed in 2001) and ARRI (completed in 2003). These studies were designed to determine whether oritavancin was non-inferior based on its clinical cure rate to a combination of vancomycin and cephalexin. The ARRD study evaluated two different weight-based doses of oritavancin, 1.5 mg/kg/day and 3.0 mg/kg/day, compared to 15 mg/kg of vancomycin administered twice-daily. The ARRI study evaluated a fixed dose of oritavancin of 200 mg/day for patients weighing less than 110 kg, or 300 mg/day for patients weighing more than 110 kg, compared to 15 mg/kg of vancomycin administered twice-daily. Certain clinical data from these two studies are summarized on pages 79 through 83 of our Preliminary Prospectus. Additional clinical data from the Phase 3 trials are presented below.

Definitions of Patient Populations

The information below summarizes the efficacy data for oritavancin in the ARRD and ARRI Phase 3 trials for the defined patient populations. Any patient receiving more than one dose of study drug was included in the intent-to-treat (ITT) population. The clinically evaluable (CE) population consisted of patients who met the enrollment criteria, received three or more doses of oritavancin or six doses of vancomycin, and had clinical assessments at a test-of-cure visit between 21 and 35 days after the initial dosing. We believe that, when evaluating the efficacy of a new antibiotic drug candidate like oritavancin, the clinical data for the CE population is more relevant than the clinical data for the ITT population.

Results from First Phase 3 Clinical Trial (ARRD)

In the ARRD study, oritavancin had clinical efficacy comparable to the standard therapy of vancomycin / cephalexin in the treatment of patients with cSSSI, based on a 15% non-inferiority margin.

The ARRD trial had a total population (on an ITT basis) of 480 patients, with 163 patients receiving 1.5 mg/kg once-daily oritavancin, 153 patients receiving 3.0 mg/kg once-daily oritavancin and 164 patients receiving 15 mg/kg twice daily vancomycin. The tables below indicate the percentage of patients with a positive clinical response to oritavancin or vancomycin at the first follow-up visit.

Oritavancin 1.5 mg / kg once-daily Compared to Vancomycin

Population	Oritavancin		Vancomycin		Comparison with Vancomycin
	Number of Patients	Percentage with Positive Clinical Response	Number of Patients	Percentage with Positive Clinical Response	Percentage Difference	95% Confidence Interval
Intent-to-Treat	163	62.0%	164	64.6%	-2.7%	(-13.1%, +7.8%)
Clinically Evaluable	131	75.6%	126	80.2%	-4.6%	(-14.8%, +5.6%)

Oritavancin 3.0 mg / kg once-daily Compared to Vancomycin

Population	Oritavancin		Vancomycin		Comparison with Vancomycin
	Number of Patients	Percentage with Positive Clinical Response	Number of Patients	Percentage with Positive Clinical Response	Percentage Difference	95% Confidence Interval
Intent-to-Treat	153	63.4%	164	64.6%	-1.2%	(-11.8%, +9.4%)
Clinically Evaluable	127	75.6%	126	80.2%	-4.6%	(-14.8%, +5.7%)

Results from Second Phase 3 Clinical Trial (ARRI)

In the ARRI study, oritavancin had clinical efficacy comparable to the standard therapy of vancomycin / cephalexin in the treatment of patients with cSSSI, based on a 10% non-inferiority margin.

The ARRI trial had a total population (on an ITT basis) of 1,246 patients, with 831 patients receiving oritavancin and 415 patients receiving vancomycin. The table below indicates the percentage of patients with a positive clinical response to oritavancin or vancomycin at the first follow-up visit, with oritavancin showing higher positive clinical response rates than vancomycin in all patient populations and meeting a 10% non-inferiority margin in all of the patient populations.

Population	Oritavancin		Vancomycin		Comparison with Vancomycin
	Number of Patients	Percentage with Positive Clinical Response	Number of Patients	Percentage with Positive Clinical Response	Percentage Difference	95% Confidence Interval
Intent-to-Treat	831	72.0%	415	68.0%	4.0%	(-1.4%, +9.4%)
Clinically Evaluable	676	78.6%	324	76.2%	2.3%	(-3.3%, +7.9%)

Both of our Phase 3 trials are considered to have successfully met their primary endpoints, as ARRD’s lower bound was within the 15% non-inferiority delta established for that trial and ARRI’s lower bound was within the 10% non-inferiority delta established for that trial.

Based on publicly available information on oritavancin’s currently marketed competitors and potential future competitors, we believe that oritavancin compares favorably with regards to the size of its Phase 3 trials in cSSSI. Unlike many of the clinical trials evaluating currently marketed or potential future competitors, both the ARRD and ARRI trials were randomized at a 2:1 ratio.

To review a filed copy of our current registration statement and preliminary prospectus, click the following link (or if such address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov):

http://www.sec.gov/Archives/edgar/data/1398161/000119312507207475/ds1a.htm

Our central index key, or CIK, on the SEC website is 0001398161.

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